Churchill Financial, LLC
Notes to Financial Statements
For the Year Ended December 31, 2017

Note 1 – Nature of Business and Significant Accounting Policies

Churchill Financial, LLC (the Company) is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a correspondent broker/dealer. In addition, the liability of the members of the Company is limited to the member's total capital contributions.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). The Accounting Standards Codification (ASC) as produced by the Financial Accounting Standards Board (FASB) is the sole source of authoritative GAAP.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts with customers. This standard will be effective for the calendar year ending December 31, 2018.

In February 2017, the FASB issued ASU 2016-02, *Leases*. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. This standard will be effective for the calendar year ending December 31, 2019.

In June 2017, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses*. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the income statement will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for the calendar year ending December 31, 2020.

The Company is currently in the process of evaluating the impact of adoption of these ASUs on the financial statements.

The accounting policies followed by the Company are as follows:

Statement of Income

For purposes of this statement, the Company recognizes commissions and related clearing expenses on a settlement date basis as security transactions occur.

Statement of Cash Flows

For purposes of this statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At various times throughout the year, the Company may have balances in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Income Taxes

The Company is organized as a limited liability company and has elected to be taxed as a partnership for Federal income tax purposes. Therefore, net income for Federal and State income tax purposes is passed through to the members personally. Income tax expense represents local income taxes for the year ending December 31, 2017.

The Company recognizes uncertain tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements. The Company's 2014-2017 federal tax years remain open and subject to examination.

Use of Estimates

Preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

Accounts Receivable

Management considers all accounts receivable to be collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of three to five years.

Advertising Costs

The Company expenses advertising costs as incurred. There was $429 in advertising expense for the year ended December 31, 2017.

Subsequent Events

Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2017 or the procedures followed in making the periodic computation required. At December 31, 2017, the Company had net capital of $347,401 and net capital requirements of $5,000. The ratio of aggregate indebtedness to net capital was 0.195 to 1 at December 31, 2017. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Possession or Control Requirements

The Company adheres to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by transmitting all customer funds and securities to the clearing broker who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

Note 4 – Concentration of Risk

Substantially all commissions earned by the Company were received from trades directed by one investment management firm, Cullinan Associates, Inc. Certain members of the Company are also stockholders of Cullinan Associates, Inc.

Note 5 – Simplified Employee Pension Plan

The Company has a Salary Deferral Simplified Employee Pension plan (SAR-SEP), whereby it may (but is not required to) make discretionary contributions on behalf of employees who have been with the Company for two years or more. In addition, eligible employees may make contributions to the SEP. There were $160,453 of Company contributions during the year.

Note 6 – Operating Leases

In November 2012, the Company entered into a five-year lease agreement amendment as assignee, under a lease agreement that Cullinan Associates (See Note 4) has with a lessor. The initial term of the lease is November 2012 to October 2017 and requires monthly payments of $2,632 per month in advance, rising annually during the term of the lease. In August 2017, the Company signed an amendment to extend the lease through June 2022. Beginning July 1, 2017, the required monthly rent payments are $2,517 rising annually during the term of the lease.

Future minimum rent payments required under this lease are as follows:

2018	$ 30,398
2019	$ 30,774
2020	$ 31,150
2021	$ 31,526
2022	$ 15,857
Total	$ 139,705

The amount charged to rent expense under this lease was $33,889 during the year ended December 31, 2017.